Exhibit 99.39

U.S. Silver Announces Changes to the Board of Directors

TORONTO--(BUSINESS WIRE)--April 4, 2011--U.S. Silver Corporation (TSXV: USA, US OTCQX: USSIF, Frankfurt: QE2) (“U.S. Silver” or “the Company”) wishes to announce that Gordon Pridham has been appointed Chairman of The Board of Directors effective today.

Mr. Pridham possesses the industry relationships and experience to lead the Company forward during this exciting time in the silver industry. With his background in the energy and minerals sectors he played a leadership role in financing U.S. Silver's activities since he joined the Board in 2008. Mr. Pridham has served on numerous boards and is currently on the boards of Newalta Corporation and Titanium Corporation, where he is Chairman of the Board.

It is with regret that the Board has accepted Bobby Cooper’s resignation as Chairman, although Mr. Cooper will remain on the Board until the Company’s Annual General Meeting in June 2011. Mr. Cooper has requested this change to deal with personal issues that have recently arisen. The Board wishes to extend its sincere appreciation to Mr. Cooper for his outstanding leadership and service to the Company.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 217 million ounces of silver production since 1953. U.S. Silver controls a land package now totalling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the Coeur D'Alene Mining District.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information in this press release may contain forward looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward looking statements. The Company assumes no obligation to update the forward looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Tom Parker, President and CEO
(208) 752-0400
or
Chris Hopkins, CFO
(416) 907-9539